SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 17)*

Integra LifeSciences Holdings Corporation

(Name of Issuer)

Common stock, $.01 par value

(Title of Class of Securities)

457985208

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 457985208	13G

1	Name of Reporting Person: Richard E. Caruso, Ph.D. I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 163,668 shares*

	6	Shared Voting Power 10,891,205 shares*

	7	Sole Dispositive Power 163,668 shares*

	8	Shared Dispositive Power 10,891,205 shares*

9	Aggregate Amount Beneficially Owned by Each Reporting Person 11,054,873 shares*

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 12.87%*

12	Type of Reporting Person (See Instructions) IN

* Includes 29,534 shares of common stock that may be acquired upon exercise of options as of or within 60 days of February 1, 2020.  Dr. Caruso disclaims beneficial ownership of the shares owned by Tru St Partnership LP, Provco Leasing Corporation as described in this Schedule 13G (Amendment No. 17) except to the extent of his pecuniary interest therein.

CUSIP No. 457985208	13G

1	Name of Reporting Person: Tru St Partnership LP I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Pennsylvania

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,891,205 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,891,205 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,891,205 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 12.68%

12	Type of Reporting Person (See Instructions) PN

CUSIP No. 457985208	13G

1	Name of Reporting Person: Provco Leasing Corporation I.R.S. Identification No. of Above Person (entities only):

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3	SEC Use Only

4	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With:	5	Sole Voting Power 0 shares

	6	Shared Voting Power 10,891,205 shares

	7	Sole Dispositive Power 0 shares

	8	Shared Dispositive Power 10,891,205 shares

9	Aggregate Amount Beneficially Owned by Each Reporting Person 10,891,205 shares

10	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11	Percent of Class Represented by Amount in Row 9 12.68%

12	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer: Integra LifeSciences Holdings Corporation.
	(b)	Address of Issuer’s Principal Executive Offices: 1100 Campus Road, Princeton, NJ 08540.

Item 2.
	(a)	Name of Person Filing: See (c) below.
	(b)	Address of Principal Business Office or, if none, Residence: See (c) below.
(c)

Citizenship:
Richard E. Caruso Ph.D.

795 East Lancaster Ave., Suite 200

Villanova, Pennsylvania  19085

United States citizen.

Tru St Partnership LP

795 East Lancaster Avenue, Suite 200

Villanova, Pennsylvania  19085

Pennsylvania limited partnership.

Provco Leasing Corporation

1105 N. Market Street, Suite 602

Wilmington, Delaware  19810

Delaware corporation.

	(d)	Title of Class of Securities: common stock, $.01 par value.
	(e)	CUSIP Number: 457985208.

Item 3.		Not applicable.

Item 4.	Ownership:
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

As of December 31, 2019, Dr. Caruso may be deemed the beneficial owner of 11,054,873 shares of common stock.  He individually holds 134,134 shares and holds options to purchase 29,534 shares of common stock that are exercisable within 60 days of February 1, 2020.  Tru St Partnership LP (“Tru St”) may be deemed the beneficial owner of 10,891,205 shares of common stock.  Dr. Caruso is the Chariman Emeritus of Provco Leasing Corporation (“Provco Leasing”).  Provco Leasing is the corporate general partner of Tru St.  Provco Leasing is also the beneficial owner of 0 shares of common stock.  Dr. Caruso disclaims beneficial ownership of shares held by Tru St and Provco except to the extent of his pecuniary interest therein.

(b)

Percent of class:

Based on 85,865,669 shares of the Issuer’s common stock outstanding as of October 22, 2019 as reported in the Issuer’s  Form 10-Q for the quarter ended September 30, 2019: Dr. Caruso may be deemed the beneficial owner of 12.87 % of the Issuer’s common stock; Tru St, may be deemed the beneficial owner of 12.68% of the Issuer’s common stock; and Provco Leasing may be deemed the beneficial owner of 12.68% of the Issuer’s common stock as of December 31, 2019.

(c) The Reporting Persons have the power to vote or dispose of the number of shares as follows:
(i)

Sole power to vote or direct the vote.

Dr. Caruso may be deemed to have sole power to vote or direct the vote of 163,668 shares of common stock based on his ownership of 134,134 shares of common stock and options to purchase 29,534 shares of common stock that are exercisable within 60 days of February 1, 2020.

(ii)

Shared power to vote or direct the vote.

As of December 31, 2019, Dr. Caruso, Tru St and Provco may be deemed to share the power to vote or direct the vote with respect to 10,891,205 shares of common stock.  Dr. Caruso and Tru St may be deemed to share the power to vote or direct the vote with respect to 10,891,205 shares of common stock.  Dr. Caruso and Provco Leasing may be deemed to share the power to vote or direct the vote with respect to 10,891,205 shares of common stock as of December 31, 2019.

(iii)

Sole power to dispose or direct the disposition.

Dr. Caruso has sole power to dispose or control the disposition of 163,668 shares of common stock based on his ownership of 134,134 shares of common stock and options to purchase 29,534 shares of common stock that are exercisable within 60 days of February 1, 2020.

(iv)

Shared power to dispose or direct the disposition.

As of December 31, 2019, Dr. Caruso, Tru St and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 10,891,205 shares of common stock. Dr. Caruso and Tru St may be deemed to have shared power to dispose of or shared power to direct the disposition of 10,891,205 shares of common stock.  Dr. Caruso and Provco Leasing may be deemed to have shared power to dispose of or shared power to direct the disposition of 10,891,205 shares of common stock as of December 31, 2019.

Item 5.	Ownership of Five Percent or Less of a Class:
Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Reported on By the Parent Holding Company:
Not applicable.

Item 8.	Identification and Classification of Members of the Group:
Exhibit A attached hereto identifies each member of the group filing this Schedule 13G/A pursuant to Rule 13d-1(c).

Item 9.	Notice of Dissolution of Group:
Not applicable.

Item 10.	Certification:
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2020.		/s/ Gary DiLella
Richard E. Caruso, Ph.D., by Gary DiLella,
Attorney-in-Fact

TRU ST PARTNERSHIP LP		PROVCO LEASING CORPORATION

By:	/s/ Gary DiLella	By:	/s/ Gary DiLella
Name: Gary DiLella		Name: Gary DiLella
Its: Vice President		Its: Vice President

Exhibit Index

Exhibit	Title	Page No.

Exhibit A	Group Members	1

Exhibit B	Joint Filing Agreement	1